Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

September 20, 2022

Attention:	Kevin Dougherty

Laura Nicholson

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	OPAL Fuels Inc. Registration Statement on Form S-1 Filed August 11, 2022

File No. 333-266757

Ladies and Gentlemen:

This letter sets forth the responses of OPAL Fuels Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Registration Statement on Form S-1 (CIK No. 0001842279) submitted to the Commission on August 11, 2022 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which is being filed herewith.

Registration Statement on Form S-1 submitted August 11, 2022

Cover Page

1. For each of the shares being registered for resale, please disclose the price that the selling securityholders paid for such shares, or the securities overlying such shares.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page accordingly.

2. Disclose the exercise price of the private placement warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants, or will not exercise them for cash. Please also state that the Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. We note your related disclosure on page 110. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds, if any, associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page and pages 7, 37, and 43 accordingly.

3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page and pages 35, 36, 37 and 59 accordingly.

Risk Factors

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market, page 35

4. Please expand this risk factor to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the current trading price is at or below the SPAC IPO price, some of the selling securityholders could have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors. In addition, describe the restrictions on resale that you reference in this risk factor.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus on pages 35, 36 and 59 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

5. We note that the projected revenues for 2022 were $296 million, as set forth in the unaudited prospective financial information management prepared and provided to the ArcLight Board in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2022 were approximately $102 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and any further risks to the business operations and liquidity in light of these circumstances. Please also discuss any impact missing your 2022 revenue projection would have on your budgeted $368.0 million in capital expenditures for the next 12 months as of June 30, 2022 that you disclose on page 66, and how you intend to fund such capital expenditures.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus on pages 65 and 66 accordingly.

Overview, page 57

6. In light of the significant number of redemptions and the possibility that the company will not receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus on pages 7, 37, 43, 65 and 66 accordingly.

7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that institutional investors and officers and directors that are beneficial owners of a significant percentage of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page and pages 35, 36, 59, 65 and 66 accordingly.

8. We note that your forward purchase agreement with Meteora Capital Partners and its affiliates provide those investors with the right to sell back shares to the company at a fixed price six months after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus on pages 42 accordingly.

Description of Securities

Warrants, page 104

9. Please update your disclosure regarding your agreement to file a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants.

RESPONSE:

The Company has revised the Registration Statement to register the shares of Class A common stock issuable upon exercise of the Public Warrants.

General

10. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the prospectus cover page and pages 7, 35 and 36 accordingly.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward M. Welch, Esq.
Edward M. Welch, Esq.
Sheppard, Mullin, Richter & Hampton LLP

cc: John Coghlin, General Counsel

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